UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

ICL GROUP LTD.

1. FITCH Affirms ICL's Rating at BBB-and Revises Outlook to Stable

Item 1

FITCH Affirms ICL's Rating at BBB-and Revises Outlook to Stable

The Company hereby reports that FITCH has reaffirmed its Long-term Issuer Default Rating at BBB-, while revising the company’s Outlook to Stable.

The FITCH report is attached.

23 Jun 2020 / Rating Changed Outlook to Stable

Fitch Revises ICL's Outlook to Stable; Affirms at 'BBB-'

Fitch Ratings-Barcelona-23 June 2020:

Fitch Ratings has revised the Outlook on ICL Group Ltd's Long-Term Issuer Default Rating (IDR) to Stable from Positive and affirmed the IDR at 'BBB-'. A full list of rating actions is below.

The Outlook revision reflects our view that trough level potash and phosphate prices, combined with reduced demand for industrial solutions exposed to auto and oil and gas end-markets as a result of the coronavirus outbreak and low oil prices will prevent ICL from maintaining metrics below our positive rating sensitivity before 2022.

The rating reflects ICL's strong business profile stemming from its strategic assets in the Dead Sea, market or cost leadership strategy, specialty chemicals accounting for 60% of revenues, resilience of the bromine division, strong liquidity and capital market access, and solid funds from operations (FFO) net leverage since the disposal of the fire safety unit in 2018.

Key Rating Drivers

Leverage Increase in 2020: We expect the trough cycle in potash and phosphates combined with the COVID-19 impact on the bromine division to interfere with the deleveraging trajectory we previously forecast. We expect FFO net leverage to increase to 2.7x in 2020 from 2.1x in 2019 and to return below the positive rating guideline of 2.2x from 2022. This will be on the back of increasing volumes and prices, but also due to ICL's actions to reduce capex below USD600 million and improve working capital over the coming years.

Market Leader in Bromine: ICL controls roughly 40% of the world's bromine capacity used to manufacture flame retardants and industrial solutions in diverse industries. The industrial products division, which contributed 25% of consolidated sales and 45% of operating profit in 2019, achieved a record EBITDA margin of 36% in 1Q20, driven by strong performance of the clear brine fluids division that supplies the oil & gas industry.

We believe that the recent shift to longer-term contracts with ICL's Chinese customers will reinforce the division's resilience. However, we expect the positive trend to soften in 2020 with EBITDA declining by about 15%, given the current low oil prices and challenges facing the automotive industry, a significant buyer of flame retardants.

Depressed Potash Prices: Operating profit at the potash division (39% of group operating profit) fell 8% in 2019, and 84% in 4Q19 year-on-year, as a result of a three-week shutdown for the upgrade of the Dead Sea facility and muted demand from China. We expect volumes to rebound significantly in 2020 with the Dead Sea's increased capacity and the announced signatures of supply contract to China and India representing 1.3 million tonnes (mt).

However, this will not offset a full-year impact of lower potash prices, as highlighted by the price of USD220 per tonne signed with Chinese buyers, similar to the contract signed at the previous trough level of 2016. We forecast EBITDA in the potash division to drop by a third in 2020. We expect results to improve over time, with sales volumes trending toward 5mt and cost improvements following the consolidation and debottlenecking of the Spanish mines.

Focus on Specialty Phosphates: We expect ICL's phosphate commodities production, which remains unprofitable despite cost reductions, to decline over time. ICL managed to partly offset the decrease in phosphate prices through an increased focus on phosphate specialties, in particular white phosphoric acid. The new food-grade plant built in China by ICL's joint-venture YPH will provide additional capacity, in line with the strategy to move away from commodity.

We believe this will be insufficient in 2020 to offset the impact of the low price environment, given that the division's operating profit fell below USD10 million in 4Q19 and 1Q20, compared with profits above USD30 million in the three previous quarters.

Market Access Intact: ICL recently demonstrated its ability to raise funds in the capital market by issuing additional series G bonds in May 2020. Debt maturities are manageable in the coming years and comfortably covered by liquidity exceeding USD1 billion as of March 2020.

Moderate Coronavirus Impact: ICL's operations have been moderately directly affected by the pandemic as fertilisers were considered essential products in most countries, and not subject to trade or production restrictions. The strategic operations in the Dead Sea remained fully operational. The potash mining operations in Spain suffered a three-week shutdown and have been running at reduced capacity for most of 2Q20, like UK production. We estimate that this could represent 120kt and 60kt decrease in production, respectively, and should not materially influence the 2020 consolidated performance.

We expect an indirect impact on the Industrial Products division, which counts the automotive or construction sectors amongst key end markets.

M&A Ambitions: ICL has confirmed that it is still considering acquisitions in 2020 to reinforce the group's foothold in the southern hemisphere and increase its market share in the specialty fertiliser segment. We believe there is headroom under the rating for M&A outflows of mid-triple-digit millions of US dollars.

Derivation Summary

ICL's business profile is a combination of fairly volatile fertiliser and resilient specialty chemicals (around 60% of revenue) segments. ICL's fertilisers portfolio has a higher exposure to specialty fertilisers, comparable margins but smaller scale than its US fertiliser peer The Mosaic Company (BBB-/Stable), and weaker cost positioning across its phosphate products than its EMEA peers PJSC PhosAgro (BBB-/Stable) and OCP S.A. (BB+/Negative). ICL's diversification across fertilisers and non-agro chemicals is similar to OCI N.V.'s (BB/Negative), whose portfolio is split between nitrogen-based fertilisers and industrial chemicals. OCI exhibits higher margins than ICL owing to access to low-cost feedstock in the US and north Africa but its credit profile is constrained by its high leverage.

Key Assumptions

-Industrial products revenues to decline 7.3% in 2020, grow 6.3% CAGR from 2021 to 2023. EBITDA margin decrease to 28% in 2020, 28.5% from 2021 on.

-Potash revenues to decrease 6% in 2020, grow 6% CAGR from 2021 to 2023. EBITDA margin to decrease to 20% in 2020, gradually increasing to 26% in 2023.

-Phosphates revenues to decrease 7% in 2020, grow 4.4% CAGR from 2021 to 2023. EBITDA margin to decrease to 12.6% in 2020, on average 14.2% from 2021 on.

-Innovative agriculture steady revenues and profits in 2020, 2% revenues growth from 2021 on with 7% EBITDA margin

-Potash (FOB Vancouver) price of USD220/tonne from 2020 until 2023. DAP (FOB US Gulf Export) price per tonne of USD290 in 2020, USD310 in 2021, USD330 in 2022, USD350 in 2023

-CAPEX of USD550 million - USD600 million per year

-Dividend pay-out at 50% of net income

RATING SENSITIVITIES

We have revised leverage sensitivities to reflect Fitch's new lease approach following IFRS16 introduction.

Factors that could, individually or collectively, lead to positive rating action/upgrade:

-FFO net leverage below 2.2x on a sustained basis

Factors that could, individually or collectively, lead to negative rating action/downgrade:

-Underperformance or M&A leading to FFO net leverage above 3.2x on a sustained basis

-Operating EBITDA margin consistently falling below 15%

Best/Worst Case Rating Scenario

International scale credit ratings of Non-Financial Corporate issuers have a best-case rating upgrade scenario (defined as the 99th percentile of rating transitions, measured in a positive direction) of three notches over a three-year rating horizon; and a worst-case rating downgrade scenario (defined as the 99th percentile of rating transitions, measured in a negative direction) of four notches over three years. The complete span of best- and worst-case scenario credit ratings for all rating categories ranges from 'AAA' to 'D'. Best- and worst-case scenario credit ratings are based on historical performance. For more information about the methodology used to determine sector-specific best- and worst-case scenario credit ratings, visit https://www.fitchratings.com/site/ re/10111579.

Liquidity and Debt Structure

Strong Liquidity, Market Access: As of 31 March 2020, ICL maintained strong liquidity of USD1.1 billion consisting of USD524 million in cash and short-term investments, and USD590 undrawn under its USD1.1 billion revolving credit facility (RCF). This comfortably covers current financial liabilities of USD606 million (including USD281 million receivables securitisation).

Fitch views the USD280 million increased RCF drawing of 1Q20 as a precautionary measure in light of the coronavirus outbreak to secure the availability of funds. The RCF is procured until 2023/2024 and provided by a pool of 11 international banks with investment grade ratings. Although the facility is subject to compliance with financial covenants, we assume it will remain available to the company until maturity given the significant headroom under the compliance ratios. We understand that the RCF use further increased in April 2020 before reducing in May following the issuance of USD110 million supplemental shelf offering to the 15 years USD110 million equivalent Series G Debentures issued earlier in January 2020.

Fitch expects ICL to maintain a healthy debt maturity profile, underpinned by its proven access to long-term funding from international financial institutions and public debt markets, as recently exhibited though the successful bond issuance despite adverse capital markets conditions.

ESG Considerations

The highest level of ESG credit relevance, if present, is a score of 3. This means ESG issues are credit-neutral or have only a minimal credit impact on the entity(ies), either due to their nature or to the way in which they are being managed by the entity(ies). For more information on Fitch's ESG Relevance Scores, visit www.fitchratings.com/esg.

REFERENCES FOR SUBSTANTIALLY MATERIAL SOURCE CITED AS KEY DRIVER OF RATING The principal sources of information used in the analysis are described in the Applicable Criteria.

ICL Group Ltd.; Long Term Issuer Default Rating; Affirmed; BBB-; RO:Sta
----senior unsecured; Long Term Rating; Affirmed; BBB-

Contacts:
Primary Rating Analyst
Guillaume Daguerre,
Director
+34 93 323 8404
Fitch Ratings Espana. S.A.U.
Av. Diagonal 601
Barcelona 08028

Secondary Rating Analyst
Laurent Vergnault,
Associate Director
+44 20 3530 1842

Committee Chairperson
Angelina Valavina,
Senior Director
+44 20 3530 1314

Media Relations: Adrian Simpson, London, Tel: +44 20 3530 1010, Email:
adrian.simpson@thefitchgroup.com

Additional information is available on www.fitchratings.com

Applicable Criteria
Corporate Rating Criteria (pub. 01 May 2020) (including rating assumption sensitivity)
Corporates Notching and Recovery Ratings Criteria (pub. 14 Oct 2019) (including rating assumption sensitivity)
Sector Navigators: Addendum to the Corporate Rating Criteria (pub. 01 May 2020)

Applicable Model
Numbers in parentheses accompanying applicable model(s) contain hyperlinks to criteria providing description of model(s).
Corporate Monitoring & Forecasting Model (COMFORT Model), v7.9.0 (1)

Additional Disclosures
Dodd-Frank Rating Information Disclosure Form
Solicitation Status
Endorsement Status
Endorsement Policy

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
Name: Kobi Altman
Title: Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
Name: Aya Landman
Title: Global Company Secretary

Date: June 24, 2020